Exhibit 7.03

MEMORANDUM OF UNDERSTANDING FOR STRATEGIC ALLIANCE

This non-binding memorandum of understanding (“MoU”), dated September 6, 2019, is entered into between Sumitomo Dainippon Pharma Co., Ltd. (“Sumitomo”) and Roivant Sciences Ltd. (“Roivant” and, together with Sumitomo, each a “Party” and together the “Parties”) to summarize certain material terms for the preparation of one or more definitive agreements (the “Strategic Alliance Agreements”) to be negotiated between the Parties related to a strategic alliance between the Parties. The strategic alliance is contemplated to involve the acquisition by Sumitomo of the ownership interest of Roivant in certain subsidiaries of Roivant, an investment by Sumitomo in Roivant, and ongoing strategic cooperation between the Parties. The Parties acknowledge that the Strategic Alliance Agreements will include additional terms, some of which will be material to the Parties, that do not appear in this MoU. The Parties acknowledge and agree that except as set forth in Sections 13-18 below, this MoU does not create any obligation on either Party, including any obligation to enter into or continue discussions regarding a strategic alliance or any other transaction, to negotiate in good faith, or to complete a strategic alliance or any other transaction. Accordingly, except after the execution by the Parties of the Strategic Alliance Agreements (and only with respect to the matters set forth therein), there will be no obligations between either Party or their stockholders or affiliates, including based on such things as extended negotiations, “handshakes”, oral understandings, or courses of conduct (including reliance and changes of position). This document is intended to illustrate indicative terms of the Strategic Alliance Agreements for discussion purposes. Actual terms of the Strategic Alliance Agreements will be subject to change based on further discussions between the Parties and their legal counsel’s review.

1.	Definitions

For the purpose of this MoU:

(i)                           “Strategic Alliance Entities” mean the following entities and include each of their subsidiaries:

1)             all of the shares of Myovant Sciences Ltd., a company that is publicly traded on the New York Stock Exchange, held by Roivant;

a.              As of the date hereof, Roivant holds 40,765,599 common shares out of the 89,622,626 total outstanding common shares of Myovant Sciences Ltd. and Roivant will not transfer shares prior to the closing of the transactions.

2)             all of the shares of Urovant Sciences Ltd., a company that is publicly traded on NASDAQ, held by Roivant;

a.              As of the date hereof, Roivant holds 22,860,013 common shares out of the 30,340,432 total outstanding common shares of Urovant Sciences Ltd. and Roivant will not transfer shares prior to the closing of the transactions.

3)             Enzyvant Therapeutics Ltd., a subsidiary of Roivant;

4)             Altavant Sciences Ltd., a subsidiary of Roivant; and

5)             an additional privately held subsidiary of Roivant to be designated as a Strategic Alliance Entity in accordance with the terms described in Schedule 1 of this MoU.

(ii)                        “Option Entities” mean the privately held entities listed under the heading “Option Entities” on Schedule 1 of this MoU and include each of their subsidiaries.

(iii)                     “Roivant” means Roivant Sciences Ltd.

(iv)                    “Roivant Group” means the current and future direct and indirect subsidiaries of Roivant (other than the Strategic Alliance Entities).

2.	Creation of Strategic Alliance

In connection with the strategic alliance described in this MoU, Roivant will form a new wholly owned holding company (“Strategic Alliance Holding Company”). Roivant will contribute 100% of (i) its ownership interest in each of the Strategic Alliance Entities and (ii) the Contributed Assets (as defined below), to Strategic Alliance Holding Company.

Roivant will cause Strategic Alliance Holding Company to form two separate wholly owned subsidiaries, a U.S. subsidiary (“U.S. Sub”) and a Swiss subsidiary (“Swiss Sub”). Roivant will then effect or cause to be effected the following transactions:

(i)                                 A contribution to Strategic Alliance Holding Company of the tangible and intangible assets and certain identified contracts held by the Roivant Group outside of the Strategic Alliance Entities and related to (a) the operation of the Strategic Alliance Entities’ relative businesses, (b) the DrugOme Technology (to be defined in the Strategic Alliance Agreements), and (c) the Digital Innovation Technology (to be defined in the Strategic Alliance Agreements) (the foregoing (a) through (c), the “Contributed Assets”), free and clear of all liabilities, liens and encumbrances (other than to be agreed upon permitted liens);

(ii)                              A contribution by Strategic Alliance Holding Company of the Contributed Assets owned or held outside of Switzerland to U.S. Sub;

(iii)                           A contribution by Strategic Alliance Holding Company of the Contributed Assets owned or held in Switzerland to Swiss Sub; and

(iv)                          The matters related to Roivant Group employees described in Schedule 2 of this MoU.

The Parties shall cooperate in good faith to determine the optimal structure of the Strategic Alliance Holding Company (taking into account, for the avoidance of doubt, taxes).

3.	Strategic Alliance Transactions / Consideration

In furtherance of establishing a long-term strategic alliance between Roivant and Sumitomo, the Parties will enter into a definitive Stock Purchase Agreement (the “Strategic Alliance Entity Purchase Agreement”) and at the Closing (as defined below) other definitive Strategic Alliance Agreements documenting the following transactions (the “Strategic Alliance Transactions”):

(i)                                 Roivant Consideration to Sumitomo: At the Closing and subject to the Closing Conditions (as defined below):

•                    Strategic Alliance Holding Company Equity: Roivant will transfer to Sumitomo or its designated subsidiaries all equity securities of Strategic Alliance Holding Company and all securities convertible into equity securities of Strategic Alliance Holding Company, if any, free and clear of all liens and encumbrances (the “Strategic Alliance Holding Company Equity”). Roivant and Sumitomo will execute a transition services agreement on terms to be mutually agreed between the Parties for the provision of services by the Roivant Group to the Strategic Alliance Holding Company for a period of time following Closing (“Transition Services Agreement”).

•                    Sumitomo Options: Roivant will grant Sumitomo options (each, a “Sumitomo Option”) to purchase all of Roivant’s existing equity interests in each of the privately held Option Entities on the terms and subject to the terms described in Schedule 3 of this MoU. Each Sumitomo Option will expire ending on the later of (i) October 31, 2024 and (ii) the date that is four years and six months after the date of the Closing (such later date, the “Option Expiration Date”). The Strategic Alliance Entity Purchase Agreement will have as an exhibit thereto a form of definitive option agreement with respect to each Option Entity that sets forth the terms of the Sumitomo Option (and the terms upon which Sumitomo would acquire an Option Entity upon exercise of the Sumitomo Option) (each a “Sumitomo Option Agreement”). Sumitomo and Roivant will enter into each Sumitomo Option Agreement at the Closing.

•                    Roivant Equity: Roivant will issue to Sumitomo common shares representing 11% of Roivant’s equity on a fully-diluted (calculated using the treasury share method) post-closing basis (the “Roivant Equity”). Roivant may use the proceeds of the Cash Consideration (as defined below) in the manner specified in Schedule 4 of this MoU.

(ii)                                 Sumitomo Consideration to Roivant: At the Closing and subject to the Closing Conditions, Sumitomo will transfer to Roivant $3.0 billion, payable in U.S. dollars in immediately available funds (the “Cash Consideration”), less an amount to be held in escrow as security for any indemnification claims of Sumitomo and its affiliates; provided that the Parties will discuss the purchase of a buyer side representation and warranty insurance policy but if Sumitomo determines that it is not comfortable with such a policy the typical indemnity provisions will apply.

(iii)                              Governance Right.  At and following the Closing, Sumitomo will have the governance right with respect to Roivant as set forth in Schedule 5.

4.	Strategic Cooperation between Sumitomo and Roivant Group

To facilitate a long-term strategic relationship between Sumitomo and the Roivant Group, at the Closing, Sumitomo, Roivant and Roivant’s subsidiaries Alyvant Ltd. (“Alyvant”) and Datavant Holdings, Inc. (“Datavant”), will enter into a definitive Strategic Cooperation Agreement, the form of which will be agreed upon by the Parties and attached as an exhibit to the Strategic Alliance Entity Purchase Agreement. The material terms of the Strategic Cooperation Agreement will address, among other matters:

(i)                                the sharing of access to DrugOme Technology, the Digital Innovation Technology, Alyvant services and Datavant Technology;

(ii)                             the establishment and governance of a joint business innovation committee (the “JBIC”) formed by three representatives of Sumitomo and three representatives of Roivant to (i) administer the development of compounds and products held by the Option Entities and establish annual budgets in association therewith, and (ii) oversee such other strategic cooperation matters as the Parties may agree. In the absence of an agreed upon budget of the JBIC, the Sumitomo Option Agreement will establish parameters for a continuation budget.  Other disputes of the JBIC with respect to the Option Entities will be ultimately resolved by the CEO of Roivant;

(iii)                           the provision of services, transitional or otherwise, to be provided by members of the Roivant Group to Strategic Alliance Holding Company; and

(iv)                          future collaboration opportunities.

In addition, at the Closing the Parties will establish an exchange program between Sumitomo and Roivant (and their affiliates) providing for mobility of specified employees of Sumitomo (including Strategic Alliance Holding Company) and Roivant across each company’s platform to gain growth and development opportunities and for Sumitomo to have access to Roivant’s specialized recruiting programs, including recruiting programs at top U.S. universities.

5.	Closing Conditions

The closing of the transactions contemplated by the Strategic Alliance Entity Purchase Agreement (the “Closing”) will be subject to customary closing conditions, including but not limited to:

•                  the accuracy of representations and warranties,

•                  compliance with covenants,

•                  the absence of a material adverse change on the Roivant Group, the Option Entities or the Strategic Alliance Entities,

•                  the receipt of any required governmental approvals (including requisite antitrust and CFIUS approvals),

•                  Enzyvant Therapeutics GmbH (or the Strategic Alliance Holding Company) holding full unencumbered rights to the Priority Review Voucher to be earned by Enzyvant Therapeutics GmbH (according to the terms of the applicable license agreement),

•                  the receipt of any required third-party consents, approvals or waivers (including as necessary for Roivant to continue to hold all ownership interests and rights in any of the Strategic Alliance Entities that it holds as of the date hereof),

•                  Sumitomo having the ability to consolidate, for accounting purposes, all Strategic Alliance Entities at Closing (it being understood that, if necessary to satisfy the foregoing condition, Roivant will agree to take the actions specified on Schedule 6 of this MoU in connection therewith), and

•                  the Parties having executed and delivered the ancillary agreements, including the Sumitomo Option Agreements and the Strategic Cooperation Agreement,

the foregoing, the “Closing Conditions”.

6.	Right of First Refusal in Favor of Sumitomo	Sumitomo will obtain a right of first refusal (“ROFR”) relating to Roivant’s ownership interest in Axovant Gene Therapies Ltd. (“Axovant”), as described below:

(i)                                  If Roivant seeks to engage (including in response to an offer from a person or group that is not within the Roivant Group) in any transfer of the shares of Axovant held by it (a “Covered Transaction”), Roivant will (x) provide notice to Sumitomo of such Covered Transaction, together with the material terms thereof and all material agreements, proposals or arrangements relating thereto (including those created during Sumitomo’s 75-day diligence period as provided below) (the “Offer Notification”), and (y) provide a minimum period of 75 days for Sumitomo to review all diligence materials that were provided to such person or group and such diligence materials as are reasonably necessary for Sumitomo to make an offer to Roivant with regard to such Covered Transaction on the same or better terms than those contemplated by the Offer Notification.  For a period of five years following the Closing, at every meeting of the stockholders of Axovant called with respect to any of the following, and at every adjournment, postponement or recess thereof, and on every action or approval by written consent of the stockholders of Axovant, with respect to any of the following, Roivant shall vote or cause to be voted its Axovant shares against any action, proposal or agreement that would reasonably be expected to result in (a) any merger, consolidation or similar transaction as a result of which any person or group other than Roivant holding greater than a 50% interest in Axovant, or a sale of all or substantially all of the assets owned by Axovant, (b) an exclusive license or transfer of the rights to develop and commercialize (including through the grant of co-promotion or distribution rights) any assets owned by Axovant to any person or group, or (c) the issuance of shares that would result in Roivant holding beneficially or of record less than 50% of Axovant’s outstanding voting power (each transaction referenced in clause (a), (b) and (c), a “Prohibited Transaction”) unless such Prohibited Transaction was offered to Sumitomo on the same terms as a Covered Transaction hereunder.  Roivant shall promptly notify Sumitomo of any proposed Prohibited Transaction.

(ii)                               If Sumitomo does so provide an offer, the Parties will proceed to complete such Covered Transaction.

(iii)                            If Sumitomo does not so provide an offer, Roivant may, for a period of 120 days, enter into definitive documentation to consummate the Covered Transaction with such person or group on terms no less favorable to Roivant in any material respect as those set forth in the Offer Notification; provided that if Roivant provides Sumitomo with notice of such a change during such 120 day period that has been accepted by such third party, Sumitomo will have a period of five business days to consider whether it is again interested in matching the terms of the transaction offered by the third party (and which shall extend the 120 day period as necessary). If definitive documentation in respect of the Covered Transaction is not entered into within that 120-day period, future Covered Transactions will again be subject to the terms of the ROFR.

(iv)                           Sumitomo will hold the ROFR until the Option Expiration Date.

7.	Right to be Notified in Favor of Sumitomo	The Parties agree to the terms described in Schedule 7 of this MoU with respect to the privately held members of the Roivant Group.
8.	Representations, Warranties, Covenants

Each Party will make customary representations and warranties to the other in the Strategic Alliance Entity Purchase Agreement. Each Party will be bound by customary covenants between the signing of the Strategic Alliance Entity Purchase Agreement and the Closing, including a covenant by Roivant to cause the Strategic Alliance Entities, the Option Entities, Alyvant or Datavant to operate their businesses in the ordinary course of business consistent with past practice (to the extent permissible under applicable law). In addition, Roivant will agree to cause each Strategic Alliance Entity and Option Entity (to the extent permissible under applicable law) to not, without the consent of Sumitomo (not to be unreasonably withheld), among other material transactions take the following actions between the signing of the Strategic Alliance Entity Purchase Agreement and the Closing:

(i)                                  pay dividends or make distributions in respect of its equity;

(ii)                               issue or redeem capital stock or interests convertible into capital stock;

(iii)                            incur indebtedness;

(iv)                           modify or increase any compensation, benefits, severance, change of control or similar arrangements, or enter into any new benefit plans (subject to exceptions to be agreed upon);

(v)                              dispose of, by assignment, transfer, sale or exclusive license, of a material portion of its assets;

(vi)                           acquire any material assets (subject to exceptions to be agreed upon);

(vii)                        enter into a material new line of business;

(viii)                     enter into any related party transactions;

(ix)                           change its accounting principles or make material accounting or tax elections; or

(x)                              prepare for or effect any public offering of its equity.

Roivant will further covenant to Sumitomo in the Strategic Alliance Agreements with regard to certain post-Closing actions by Roivant and its privately held subsidiaries as set forth on Schedule 4 of this MoU during the time period specified therein.

Roivant will indemnify Sumitomo for breaches of its pre-Closing representations and warranties and covenants, all on terms and with exceptions and limitations customary for similar acquisitions of privately held companies in the life sciences industry (subject to the discussion regarding representations and warranties insurance discussed above).

9.	Approvals

It is contemplated that Roivant’s shareholders will approve the transactions immediately upon the execution of the Strategic Alliance Entity Purchase Agreement. It is contemplated that Sumitomo’s shareholders will not be required to approve the transactions.

10.	Cooperation for Due Diligence / Approvals	Roivant will cooperate to provide information which Sumitomo deems reasonably necessary for completion of its due diligence purposes.

Each Party acknowledges and agrees that the other Party will need to complete its diligence process to its full satisfaction prior to entering into any of the Strategic Alliance Agreements, including the Strategic Alliance Entity Purchase Agreement.

Each Party also understands that execution by the other Party of the Strategic Alliance Purchase Agreement will require the approval of the board of directors or equivalent governing body of such other Party.

11.	Timing and Key Dates

Target date of key milestones:

(i)                                 Signing of Strategic Alliance Entity Purchase Agreement: On or prior to October 31, 2019.

(ii)                              Closing: Within three business days of the satisfaction or waiver of all Closing Conditions, including receipt of required regulatory approvals.

12.	Preparation of Strategic Alliance Agreements

The Parties shall discuss and determine immediately following the signing of the MoU which of the Strategic Alliance Agreements will be initially drafted by counsel to Sumitomo and which will be initially drafted by counsel to Roivant.

13.	Exclusivity

From the date hereof through the earlier of the date on which the Strategic Alliance Entity Purchase Agreement is fully executed and December 31, 2019 (the “Exclusivity Period”), each of Roivant and Sumitomo agree (x) that they will not, (y) that they will not permit any of their respective directors, officers, employees, agents, advisors or representatives (collectively, “Representatives”), and (z) in the case of Roivant, that it will not permit any of the Strategic Alliance Entities, Option Entities or Alyvant or Datavant to, directly or indirectly participate in any discussions or negotiations, solicit or knowingly encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any person or entity, or enter into any agreement relating to (i) in the case of Roivant, any transaction or series of related transactions involving the sale, exclusive license, disposition or other disposal of all or a material portion of the assets of Roivant, the Strategic Alliance Entities, Option Entities or Alyvant or Datavant or a sale of capital stock constituting more than 10% of the outstanding equity securities or voting interests of such entities (a “Roivant Alternative Transaction”), (ii) in the case of Sumitomo, any transaction or series of related transactions involving Sumitomo or any of its subsidiaries with consideration payable by Sumitomo that is reasonably expected to exceed $500 million in the aggregate (provided that the foregoing will not apply to any milestone payments, royalties or other future contingent payments that, in each case, are deemed not probable and are reasonably expected to not be deemed probable prior to the Closing) (a “Sumitomo Alternative Transaction”) or (iii) any transaction reasonably expected to prevent or materially delay the completion of the transactions contemplated by this MoU (a transaction identified in this clause (iii), a “Competing Transaction”).

Each of Roivant and Sumitomo shall, and shall cause each of their respective Representatives to, immediately discontinue any ongoing discussions or negotiations relating to a possible Roivant Alternative Transaction, a Sumitomo Alternative Transaction or a Competing Transaction, as applicable.

14.	Fees, Costs and Expenses	Any expense incurred in connection with the negotiation of this MoU shall be paid by the Party that, or whose affiliates, incurred such expense.
15.	Confidentiality

The terms and conditions of this MoU constitute Confidential Information pursuant to, and shall be held by the Parties and disclosed only in accordance with, the terms and conditions of that certain Mutual Confidentiality Agreement dated January 4, 2019 entered into between Roivant’s affiliate, Roivant Sciences, Inc., a Delaware corporation, and Sumitomo.

16.	Publicity

Neither Party shall issue any press release or public announcement concerning the signing of this MoU without the other Party’s consent unless it is required to do so by law or the rules of an applicable stock exchange, and both Parties agree to jointly issue a press release concerning the signing of this MoU immediately after this MoU is fully executed. The press release shall be in the form as set forth in Annex A.

17.	Binding Effect	This MoU shall NOT be legally binding EXCEPT Clauses 13 - 18.
18.	Governing Law / Arbitration

(i)          This MoU shall be governed by the laws of the State of New York without giving effect to its principles of conflict of laws.

(ii)         All disputes arising out of or relating to this MoU shall be settled by binding arbitration in accordance with Rules of Arbitration of the International Chamber of Commerce (ICC). The arbitration will be conducted before three arbitrators, one selected by Sumitomo, one selected by Roivant and the third selected by the other two arbitrators or by the ICC if the two party-appointed arbitrators cannot agree on the Chair for the arbitration. The arbitration will be conducted in English. The place of arbitration and the venue for all meetings will be Paris. The award of the arbitrators shall be final and binding upon the Parties. Judgment upon such award may be entered in any court having jurisdiction thereof. Each party shall bear their respective costs and expenses in this regard.

[Signature page follows.]

This non-binding memorandum of understanding is hereby executed by the Parties as of the date first written above.

Sumitomo Dainippon Pharma Co., Ltd.

By:	/s/ Hiroshi Nomura
Name:	Hiroshi Nomura
Title:	Representative Director, President and CEO

Roivant Sciences Ltd.

By:	/s/ Sakshi Chhabra
Name:	Sakshi Chhabra
Title:	Director

[Signature Page to Memorandum of Understanding]